

November 21, 2012

Via E-Mail
Mr. Robert C. Lyons
Chief Financial Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

      Re: **GATX Corporation**
                   Form 10-K for the Year Ended December 31, 2011
                   Filed February 24, 2012
                   Response Letter Dated November 9, 2012
                   File No. 001-02328

Dear Mr. Lyons:

We have reviewed your response letter dated November 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information with the amendment. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. We note from your responses to our prior comments that you propose to revise future filings with respect to the presentation of your Statement of Comprehensive Income and the disclosures in certain notes to your financial statements. However, we believe the overall impact of these changes is significant and materially affects your financial statement presentation. In addition, we believe the specific impact of these changes on your Statement of Comprehensive Income is material. For example, presentation of your share of affiliates' earnings below income taxes will materially change the amount of income before taxes for the years ended December 31, 2011, 2010 and 2009. Also, the removal of a "gross income" subtotal and the removal of an "ownership costs" subtotal reflect significant presentation differences. Further, the change in presentation of asset remarketing income and other

income (i.e., scrapping gains) to gain (loss) on asset dispositions significantly changes the nature of the components comprising revenue as well as the amount of your reported revenues. In addition, the presentation of gain (loss) on asset dispositions below total expenses represents a significant change in the presentation of your results of operations. Finally, we believe that the additional information to be included in the notes to your financial statements regarding (i) the nature of revenue included in full-service leases, (ii) the inclusion of executory costs in future lease receipts, and (iii) the disclosures that accompany your segment information represent material additional information that is important to investors. Therefore, in light of the material impact of these changes, which will significantly enhance an investor's understanding of your financial statements, we believe that (notwithstanding the resolution of the comments that follow) you should file an amended Form 10-K for the year ended December 31, 2011.

Note 6. Investments in Affiliated Companies, page 64

2. We note from your response that you continue to believe it is appropriate to perform the significance tests described in Rule 1-02(w) of Regulation S-X at the individual investee level and, as a result, you do not believe that any of your affiliate investees meet the significance criteria at the 20% level and therefore you are not required to file separate financial statements for any of your affiliate investees under Rule 3-09 of Regulation S-X. However, with respect to your Rolls-Royce & Partners Finance ("RRPF") investment, it appears from the affiliate information supplementally submitted to us that the thirteen joint ventures, which are referenced in footnote (a) to the second table in Note 6, are related businesses and are one business enterprise in substance. Consequently, it appears these joint ventures should be combined for purposes of determining their significance and facilitating a reader's understanding of your financial condition and results of operations. We note that the RRPF investment is significant over the 20% level when considering the thirteen legal entities on a combined basis. Further, it appears that substantially all of your pre-tax share of affiliates' net earnings in your Portfolio Management segment is attributable to your share of the earnings of this group of related affiliates. Accordingly, we believe that the audited financial statements of this group of related affiliates are necessary and appropriate for an adequate presentation of your financial condition as well as necessary for the protection of investors due to the materiality of the contribution of this group of related affiliates to your results of operations. We request that you file the audited financial statements with respect to your RRPF investment following the guidance in Rule 3-13 of Regulation S-X. We would not object to the presentation of combined or consolidated audited financial statements of the RRPF group of related affiliates. Accordingly, please file an amended Form 10-K for the year ended December 31, 2011 to include these audited financial statements.

3. We note from your response that you believe that your disclosure in Note 6, which reflects the aggregated financial information for all of your affiliates, is presented in accordance with Rule 4-08(g) of Regulation S-X. While we do not object to your presentation of aggregated summarized financial information of these unconsolidated affiliates, it appears that the summarized information presented in Note 6 may not fully comply with Rule 4-08(g). In this

regard, please note that Rule 4-08(g) requires the summarized information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) of Regulation S-X. We note that Rule 1-02(bb) requires separate presentation of current and noncurrent assets and liabilities. Also, in addition to a revenue measure, it requires gross profit (or, alternatively, costs and expenses applicable to revenues) and income or loss from continuing operations to be disclosed. Please revise or advise, as appropriate.

Note 23. Financial Data of Business Segments, page 92

4. We note from your response that you continue to believe that the Rail North America and Rail Europe segments have similar economic characteristics based on the "segment profit return" measure, which you state is the most appropriate measure to use when assessing economic similarity. However, we note your disclosure in Note 23, which indicates that segment profit is the internal performance measure used by the Chief Executive Officer to assess the performance of each segment in a given period. Segment profit includes all revenues, including earnings from affiliates, attributable to the segments as well as ownership and operating costs that management believes are directly associated with the maintenance or operation of the revenue earning assets. Therefore, as segment profit is the primary measure used in the reports reviewed by your CODM, it appears this measure should be considered when assessing economic similarity. Also, although you indicate in your response that segment profit return is the most appropriate measure to assess economic similarity of the two segments, this measure does not appear to be presented in your monthly and quarterly reports reviewed by the CODM. Additionally, in your response, you indicate that the graph supplementally provided to us, which illustrates the trends in segment profit return between Rail North America and Rail Europe since 2006, shows that the segment profit return between these segments has been comparable during this period. However, although the average segment profit return over the 2006-2011 may be comparable between the segments for this specified period, the trends have changed over this period with one segment starting with a much higher segment profit return than the other but then changing to a lower segment profit return for more recent periods. Further, as previously indicated, it appears that the respective segment profit measures of the North America and Europe regions materially differ from each other in both fiscal years 2011 and 2010, respectively. We also note that (i) the Europe region's segment profit changed materially in fiscal 2011 as compared to fiscal 2010 and on a disproportionate basis to the change in segment profit generated by the North America region for the same period, (ii) it appears from your MD&A discussion that different factors are responsible for the changes in lease income between Rail North America and Rail Europe, and (iii) the ownership costs and maintenance expenses for each region vary significantly. Therefore, based on the financial information you provided, it is unclear why you believe that aggregation of Rail North America and Rail Europe is appropriate. Please advise, and consider revising the segment reporting presented in your amended Form 10-K for the year ended December 31, 2011.

You may contact Claire Erlanger at (202) 551-3301 or David Humphrey at (202) 551-3211 if you have questions regarding these additional comments on your financial statements. You may also contact me at (202) 551-3813.

Sincerely,

/s/Linda Cvrkel

Linda Cvrkel
Branch Chief